BAYTEX ENERGY CORP.

Instrument of Proxy

For the Annual Meeting of Shareholders

The undersigned holder ("Shareholder") of common shares ("Shares") of Baytex Energy Corp. ("Baytex") hereby appoints Anthony W. Marino, President and Chief Executive Officer of Baytex, of the City of Calgary, in the Province of Alberta, or, failing him, W. Derek Aylesworth, Chief Financial Officer of Baytex, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing,  , as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual Meeting of the Shareholders of Baytex (the "Meeting"), to be held in the Strand/Tivoli Room of the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta, at 3:00 p.m. (Calgary time) on Tuesday, May 15, 2012 and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below.  Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Shares represented by this instrument of proxy in the following manner:

1.	Fixing the number of directors of Baytex to be elected at eight (8).

 ☐ FOR                                                      ☐ AGAINST

2.	Selection of nominees for election as directors of Baytex.

	FOR	WITHHOLD
John A. Brussa	☐	☐
Raymond T. Chan	☐	☐
Edward Chwyl	☐	☐
Naveen Dargan	☐	☐
R.E.T. (Rusty) Goepel	☐	☐
Anthony W. Marino	☐	☐
Gregory K. Melchin	☐	☐
Dale O. Shwed	☐	☐

3.	Appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of Baytex for the ensuing year and to authorize the directors of Baytex to fix their remuneration.

☐ FOR                                                      ☐ WITHHOLD

4.	Advisory resolution to accept the approach to executive compensation disclosed in the accompanying information circular – proxy statement.

☐ FOR                                                      ☐ AGAINST

5.
At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

This instrument of proxy is solicited on behalf of the management of Baytex.  If named as proxyholder, the management designees will vote the Shares represented by this instrument of proxy as directed above, and, if not directed, will vote in favour of each of the matters referred to above.  Each Shareholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a Shareholder, to attend and to act for him and on his behalf at the Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any instrument of proxy previously given to vote at the Meeting.

Dated this ___ day of _________________, 2012.

                                                                                                            __________________________
  (Signature of Shareholder)

                                                                                                          ___________________________
(Name of Shareholder – please print)

NOTES:

1. This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the Shares are registered.  If it is not dated, it shall be deemed to bear the date on which it was mailed by management.

2. If the Shares represented by this instrument of proxy are owned jointly, it must be signed by each joint owner.

3. If the Shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

4. Persons signing as executors, administrator, trustees, etc., should so indicate and give their full title as such.

5. This instrument of proxy will not be valid and may not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Valiant Trust Company by mail or courier to Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1 or by fax to (403) 233-2857.  In order to be valid and acted upon at the Meeting, this proxy must be returned to the aforesaid address not less than 48 hours before the time for holding the Meeting or any adjournment thereof (excluding Saturdays, Sundays and holidays).  An instrument of proxy is valid only at the Meeting in respect of which it is given or any adjournment(s) of that Meeting.